SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)

                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                                Dana Yagur, Adv.
                           Kantor, Elhanani, Tal & Co.
                             74-76 Rothschild Blvd.
                             Tel Aviv, Israel 65785
                                 972-3-714-0400
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 36230D 20 6       |         13D
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        D. Emerald Investments Ltd.
     |                               N/A
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 WC
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israel
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  1,428,571 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  NONE (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  1,428,571 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               1,428,571 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                                    |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                          16.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------

----------------------------
CUSIP No. 36230D 20 6       |         13D
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                                  Doron Ofer
     |
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|
     |
     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 00
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              Israeli and British
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |
     BENEFICIALLY     |    |                  1,428,571 (SEE ITEM 5)
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  0 (SEE ITEM 5)
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |
                      |    |                  1,428,571 (SEE ITEM 5)
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               1,428,571 (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                                    |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |                          16.1% (SEE ITEM 5)
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer
        -------------------

     This Schedule 13D dated May 20, 2004 (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of GSV, Inc., a Delaware corporation (the "Issuer), with principal executive offices at 191 Post Road West, Westport, Connecticut 06880.

Item 2. Identity and Background
        -----------------------

     (a) - (c), (f). This Schedule 13D is filed by D. Emerald Investments Ltd., an Israeli corporation ("Emerald"), and Doron Ofer, an Israeli and British citizen and the sole owner of Emerald ("Ofer" and, together with Emerald, the "Reporting Persons"). Emerald is a private investment company and Ofer is a director of Emerald, as well as a director of D. Dundee Investments Ltd., an Israeli corporation and a private investment company. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement.

     The sole director and executive officer of Emerald is Ofer. Ofer is a resident of Israel. The principal address of each of Emerald and Ofer is 85 Medinat Ha-Yehudim Street, Herzelya Pituach, 46140, Israel.

     (d), (e). During the past five years, neither of the Reporting Persons, nor any of their directors, officers or controlling persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     The working capital of Emerald was, and, in the future will be, used by the Reporting Persons to finance the acquisition of the Common Stock.

Item 4. Purpose of Transaction
        ----------------------

     The Reporting Persons acquired the shares of Common Stock as an investment. Other than as described in Item 6 below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans, including the right to acquire, sell or otherwise dispose of shares of Common Stock. See Item 6 of this Schedule 13D for additional information relating to the matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

     (a), (b). Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 1,428,571 shares of Common Stock, which is approximately 16.1% of the Issuer's outstanding shares of Common Stock. This percentage is based on the Issuer's reported 7,453,416 outstanding shares of Common Stock as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2004. Ofer, as the owner and sole director and executive officer of Emerald, has the sole power to vote the stock owned by Emerald.

     (c). See the discussion of the Purchase Agreement and the documents executed in connection therewith in Item 6 below.

     (d), (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

     On May 11, 2004, Emerald entered into a purchase agreement (the "Purchase Agreement") with the Issuer whereby Emerald purchased from the Issuer a two-year 8% Convertible Promissory Note in the principal amount of $200,000 (the "Convertible Note") and a warrant to purchase up to 1,142,857 shares of Common Stock at a price of $.70 per share (the "Warrant").

     Emerald has the right, at any time prior to May 10, 2005, to convert the Convertible Note in whole, but not in part, into Common Stock at the price of $.70 per share of Common Stock (as adjusted to reflect stock dividends, stock splits, recapitalizations and the like). At a conversion price of $.70 per share, Emerald would receive 285,714 shares of Common Stock upon conversion. Interest on the Convertible Note is payable quarterly in arrears and Emerald also has the right at any time to convert any accrued but unpaid interest payments into shares of Common Stock at the price of $.70 per share (adjusted as aforesaid). The Convertible Note contains customary events of default, including failure to pay principal or interest when due.

     The Warrant may be exercised in whole or in part at any time and from time to time prior to the close of business on May 10, 2005. The exercise price and the number of shares of Common Stock issuable upon exercise are subject to adjustment for stock splits, stock dividends, recapitalizations and the like.

     In the Purchase Agreement the Issuer also agreed that if Emerald exercises the Warrant in full and converts the Convertible Note in full, then, at Emerald's request, the Company will cause its Board of Directors to appoint a person designated by Emerald to the Company's Board of Directors and, in addition, for so long as Emerald holds at least eighty-five percent (85%) of the Common Stock issued upon such exercise and conversion, to nominate such person (or a different person designated by Emerald) to be re-elected to the Company's

Board of Directors in connection with any meeting of the stockholders of the Company at which directors are to be elected.

     To provide additional inducement for Emerald to enter into the Purchase Agreement, Polystick U.S. Corporation ("Polystick"), a New York corporation and a holder of Common Stock and shares of Series B convertible preferred stock, par value $0.001 per share (the "Series B Preferred Stock"), of the Issuer, entered into the following agreements with Emerald:

     (i) A Guaranty dated May 11, 2004, whereby Polystick guaranteed that all of the Issuer's obligations under the Convertible Note will be paid in full when due. Pursuant to the terms of the Guaranty, the sole recourse of Emerald against Polystick is limited to the exercise of Emerald's rights under a Pledge Agreement made by Polystick in favor of Emerald.

     (ii) A Pledge Agreement dated May 11, 2004, whereby as collateral security for its obligations under the Guaranty Polystick pledged to Emerald and granted a security interest in 200,000 shares of Series B Preferred Stock owned by Polystick. Each share of Series B Preferred Stock is convertible at any time at the holder's option into a number of shares of Common Stock equal to $1.00 divided by the conversion price then in effect. The terms upon which the Series B Preferred Stock may be converted into Common Stock are set forth in the Issuer's Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (the "Certificate of Designations"). The conversion price is presently $1.00.

     (iii) A Voting Agreement dated May 11, 2004, whereby Polystick agreed that at such time as Emerald exercises the Warrant in full and converts the Convertible Note in full, if the Issuer fails to fulfill its obligations under the Purchase Agreement to appoint a person designated by Emerald to the Issuer's Board of Directors, Polystick will vote its shares of Series B Preferred Stock in favor of a nominee designated by Emerald in any election of directors occurring during such time and for so long as Emerald holds at least 85% of the Common Stock issued upon such exercise and conversion. Provided that Polystick continues to have the right to designate and elect directors to the Issuer's board of directors, any such nominee will count as one of such directors. Pursuant to the terms of the Issuer's Certificate of Designations, the Issuer's Board of Directors may not exceed seven persons, and Polystick, as the holder of all of the outstanding shares of Series B Preferred Stock, has the right to designate and elect three directors to the Issuer's Board of Directors. In addition, Polystick also agreed to use all its power and authority as provided by the Issuer's amended and restated by-laws and the Certificate of Designations to convene, at Emerald's request, meetings of stockholders as may be necessary, at Emerald's sole discretion, in order to elect a nominee designated by Emerald to the Issuer's Board of Directors.

Item 7. Material to be filed as Exhibits.
        ---------------------------------

        A. Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Exchange Act relating to the filing of this Statement.

        B. Purchase Agreement dated as of May 11, 2004, by and between GSV, Inc. and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.1 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        C. Convertible Promissory Note dated May 11, 2004, by and between Polystick U.S. Corporation and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 4.1 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        D. Warrant to Purchase Stock dated May 11, 2004 given by Polystick U.S. Corporation to D. Emerald Investments Ltd. (incorporated by reference to Exhibit 4.2 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        E. Guaranty dated as of May 11, 2004, by Polystick U.S. Corporation in favor of D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.2 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        F. Pledge Agreement dated as of May 11, 2004, by and between Polystick U.S. Corporation and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.3 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

        G. Voting Agreement dated May 11, 2004, by and between Polystick U.S. Corporation and D. Emerald Investments Ltd. (incorporated by reference to Exhibit 10.4 to a report on Form 8-K filed by GSV, Inc. on May 14, 2004).

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2004            D. EMERALD INVESTMENTS LTD.

                                By: /s/ Roy Harel
                                    -------------
                                    Name: Roy Harel
                                    Title: Manager


                                /s/ Doron Ofer
                                --------------
                                Doron Ofer